Exhibit 99.1

                            EXPLANATION OF RESPONSES


(1) On November 13, 2009, Whippoorwill Associates, Inc. ("Whippoorwill") exchanged $23,750,000 principal amount of Ambassadors International, Inc. ("Ambassadors") 3.75% Convertible Notes due 2027 (the "Convertible Notes") and received: (a) approximately $6,488,200 principal amount of new 10% Senior Secured Notes (non-convertible) and (b) 5,471,442 shares of Ambassadors Common Stock. Prior to such exchange, Whippoorwill beneficially owned 789,180 shares of Ambassadors Common Stock. This total consisted of 364,618 shares owned outright and 424,562 shares issuable upon conversion of Whippoorwill's Convertible Notes. Since Whippoorwill surrendered these Convertible Notes in the exchange, Whippoorwill's new ownership total is as follows: 5,471,442 shares acquired in the exchange plus 364,618 shares previously owned, for a total of 5,836,060 shares. The 5,836,060 shares held by Whippoorwill represent approximately 22.2% of Ambassadors' total outstanding Common Stock (calculated based on a total of 26,285,741 shares outstanding as of November 16, 2009 as reported in Ambassadors' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2009).

(2) This is a joint filing by Whippoorwill, Shelley F. Greenhaus and Steven K. Gendal (collectively, the "Reporting Persons"). Whippoorwill is the designated filer. The Reporting Persons are filing this joint Form 3 because each of them may be deemed to be a beneficial owner of the shares covered by this Form 3.